082-00913

Sainsbury's

RECEIVED

2009 NOV 19 P 12:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 11 November 2009

09047330

SUPPL

Dear Sir

J Sainsbury Announces: Interim results for the 28 weeks to 3 October 2009.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 11th November 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

11/19

20/001004

Justina.marfo

J Sainsbury plc

RECEIVED

2009 NOV 19 P 12:23

11 November 2009

Interim results for the 28 weeks to 3 October 2009
Strong sales and profit growth: Acceleration of strategy

Financial Summary

- Total sales (including VAT) up 3.7 per cent to £11,158 million (2008/09: £10,756 million)
- Total sales growth excluding fuel (including VAT) up 7.9 per cent
- Like-for-like sales growth(1) excluding fuel (including VAT) of 5.7 per cent
- Underlying profit before tax(3) up 18.5 per cent at £307 million (2008/09: £259 million(2))
- Underlying basic earnings per share(4) up 18.6 per cent to 12.1 pence (2008/09: 10.2 pence(2))
- Profit before tax of £342 million (2008/09: £258 million), up 32.6 per cent
- Basic earnings per share of 14.0 pence (2008/09: 9.8 pence), up 42.9 per cent
- Interim dividend of 4.0 pence, up 11.1 per cent (2008/09: 3.6 pence)

Operating Highlights

- Weekly transactions now over 18.5 million, up 800,000 year on year
- Customer service and availability metrics have reached record new levels
- 'Supermarket of the Year' in 2009 Retail Industry Awards
- Awarded top marks in the Consumer Focus 'Green to the Core' survey(5)
- Launching 'coupon at till' - using Nectar data for targeted savings for customers
- £432 million raised to grow space by 15 per cent in the two years to March 2011
- 10,000 new jobs to be created in the two years to March 2011

Making Sainsbury's Great Again: Recovery to Growth

- Fifth year of consecutive like-for-like sales growth
- Continued development of food offer: quality and value central to the brand
- Strong growth in non-food: around 2.5 times the rate of food
- Further improved financial performance at Sainsbury's Bank
- Accelerated convenience store expansion
- Over 20 per cent growth in groceries online and non-food online offer launched
- 3 per cent new space opened: on track for 15 per cent in the two years to March 2011
- Property value increases by £1 billion to £8.5 billion(6)

David Tyler, Chairman, said: "We have delivered a strong performance during the first half of the year. Sainsbury's is responding well to the current economic environment and it has significant opportunity for continued long-term growth. Underlying profit before tax for the first half was up 18.5 per cent to £307 million. Our interim dividend is 4.0 pence per share in line with our policy to pay this at 30 per cent of the previous full year dividend."

Justin King, Chief Executive, said: "Sainsbury's has continued to develop its offer to provide customers with a wide product range to suit all needs and budgets. We now have over 18.5 million weekly customer transactions, 800,000 more than this time last year. Total sales (excluding fuel) for the first half were up 7.9 per cent and like-for-like sales were up 5.7 per cent(1). Tight control on operating costs is enabling further investment in the customer offer and, together with our good sales performance, has delivered further strong profit growth.

"Our strategy is now well established and has enabled us to compete successfully through challenging economic conditions. We have continued to grow market share, extended our reach through online operations and have stepped up the expansion of our convenience store network. The time is right to accelerate our growth plans and in June we raised £432 million to fund faster growth in our store estate and support our circa £2 billion capital expenditure programme in the two years to 2011. We're on track to grow gross space 15 per cent over this time and we see potential for growth for many years to come.

"As we enter the second half we expect the economic environment to remain challenging and market growth to slow due to reduced food price inflation. We remain confident that our universal customer appeal means we are well positioned to perform in this environment. In addition, the acceleration of our strategy will deliver sustained long-term growth and value to shareholders."

emma.oliver

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Gillian Taylor
+44 (0) 20 7695 7295

Notes:

1. **Like-for-like sales**: Like-for-like sales growth has been Easter-adjusted for comparative purposes. 2009/10 included a Good Friday trading week and an Easter Sunday trading week in the first quarter, whereas 2008/09 only included an Easter Sunday trading week.
2. **Pensions accounting in 2009/10**: As previously announced, Sainsbury's has excluded the non-cash IAS 19 financing element from its underlying profit definition. The comparatives for all underlying measures (including underlying profit before tax and underlying earnings per share) have been restated accordingly.

	H1 2008/09 £m	FY 2008/09 £m
Reported UPBT	272	543
Less IAS 19 pension financing element	(13)	(24)
Revised UPBT	259	519
Reported underlying basic earnings per share	10.7p	22.1p
Revised underlying basic earnings per share	10.2p	21.2p

3. **Underlying profit before tax:** Profit before tax from continuing operations before any profit or loss on sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements, IAS 19 pension financing element and one-off items that are material and infrequent in nature.
4. **Underlying basic earnings per share**: Profit after tax from continuing operations attributable to ordinary shareholders before any profit or loss on sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements, IAS 19 pension financing element and one-off items that are material and infrequent in nature, divided by the weighted average number of ordinary shares in issue during the period, excluding those held by the ESOP trusts, which are treated as cancelled.
5. Consumer Focus (formally known as the National Consumer Council) commissioned independent marketing research agency, GfK NOP Ltd, to conduct in store, helpline and website research during the period of July 2009.
6. Estimated market value of freehold and long leasehold property including share of JV properties.
7. Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements. They appear in a number of places throughout this announcement and include statements regarding our intentions, beliefs or current expectations and those of our officers, directors and employees concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the business we operate. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

We will be holding a presentation for analysts and investors at **09:45 (GMT)** on 11 November 2009.

To view the slides of the Results Presentation and the Webcast: We recommend that you register for this event in advance. To do so, please visit http://www.j-sainsbury.co.uk/ and follow the on-screen instructions. To participate in the live event, please go to the website from **09:30 (GMT)** on the day of the announcement, and further instructions will be on the website. The archive of this event will be available from **12:30 (GMT)** on the day in the form of a delayed webcast.

To listen to the Results Presentation: To participate, dial +44 (0) 1296 317500 at least ten minutes prior to the start of the presentation. You will be asked to give the passcode, 149143, your name and company details. You will then be placed on hold until the presentation starts.

An archive recording of this event will be available from **12:30 (GMT)** on the day by calling +44 (0) 20 7136 9233, pin number 45857047, until **midnight (GMT)** on Wednesday 9 December 2009.

To view the transcript of the presentation: Go to www.j-sainsbury.co.uk from 13 November 2009.

Operating Review

Trading and Operations

Sainsbury's growth during the first half of 2009/10, in what were challenging economic conditions, demonstrates the strength of its underlying business and its ability to develop its offer to continuously meet customers' needs. The company is now in its fifth consecutive year of like-for-like sales growth. External recognition of the company's performance and its success in re-establishing its offer in a flexible and relevant way was acknowledged last month when Sainsbury's was named 'Supermarket of the year' in the Retail Industry Awards. The judges acknowledged the company's clear customer understanding and its innovation in providing value without compromising brand and quality standards.

The company received further recognition in November 2009 when it was awarded top marks in the Consumer Focus 'Green to the Core' survey of leading UK supermarkets. The 'A' grade is in recognition of the company's continued commitment to all things green. Sainsbury's was the first UK food retailer to publish a Corporate Responsibility Report in 1996 and the 2009 Corporate Responsibility Report, '140 Years of Making a Difference', was published in July.

In May Sainsbury's celebrated its 140th birthday. The company was founded on the belief that quality products should be affordable for everyone and this principle continues to underpin the Sainsbury's brand giving the company enormous strength and heritage. There is unrivalled trust in the quality and value of Sainsbury's own-brand products, which provide a unique and compelling alternative to branded products. The company's 'good, better, best' product range hierarchy across both food and non-food offers universal appeal and flexibility for customers to adapt their weekly shop within Sainsbury's stores. The company now attracts over 18.5 million weekly customer transactions, 800,000 more than the previous year.

The entry level 'basics' range comprises 650 products, all of which comply with Sainsbury's brand standards and also save customers money when product size, shape or appearance are not a primary concern. The range continues to see strong growth of over 30 per cent. The Sainsbury's standard own-label product range offers great choice, quality and value, while 'Taste the difference' provides a range of 1,100 premium products. Customers shop through the tiers and ranges depending on their needs and Nectar card data shows that over half of all customers buy products at both ends of the range. As food price inflation eases there are early signs that customers are looking to treat themselves with more discretionary purchases, with growth restarting in a number of categories.

Products with ethical credentials are increasingly important to customers and were in double digit growth in the half. Sainsbury's differentiates itself by having the largest range of RSPCA Freedom Food products and continues to be the largest retailer of fair-trade products by sales value in the UK with the entire range of own-label ground coffee being converted to fair-trade in the first half.

Sainsbury's has three main campaigns to help customers manage their household budgets. **'Shop and Save'** communicates the company's competitive pricing policy and strong promotions. During the first half the company invested in excess of its medium-term plan of 100 to 150 basis points in the customer offer to ensure that retail price inflation remained lower than cost of goods inflation. Perception of Sainsbury's prices continues to improve and better reflect reality. The company has seen a small increase in its promotional programme, which is well executed in store. **'Switch and Save'** was re-launched in September when customers were offered the chance to try products in store with Sainsbury's 'taste test challenge'. It helps customers save at least 20 per cent by choosing Sainsbury's equivalent own-label standard and 'basics' products over leading brands. **'Cook and Save'** provides cooking ideas such as 'Feed Your Family for a Fiver', one of the company's most successful campaigns to date.

Sainsbury's invests considerable resources in training and development and colleague turnover has reduced significantly. During the first half, over 2,500 new positions were created and new store openings and extensions will lead to the creation of 10,000 new jobs in the two years to March 2011. Sainsbury's is also on track to achieve its target of 500 apprenticeships for bakers, butchers and fishmongers.

Sainsbury's measures both customer service and product availability in every supermarket each week and both measures have been consistently improving over the past year and are currently at their highest levels ever. Sainsbury's online service and availability has also improved significantly due to improvements in IT, the supply chain replenishment system and store process simplification. In addition, investment in non-food stock levels and new processes have improved non-food availability.

In September, Sainsbury's announced its biggest investment in customer loyalty since the launch of Nectar when it launched 'coupon at till'. The Nectar database provides unique customer understanding and an efficient, effective and relevant way to reward and incentivise customers. The scheme issues targeted colour coupons offering discounts on branded and Sainsbury's own-brand products customers are known to buy. Customers without a Nectar card may receive money-off coupons based on their purchases that day. The coupons are printed on the spot by stand-alone printers, which will be in all Sainsbury's supermarkets by the end of November.

Cost efficiency and financial position

Efficiency programmes have continued to drive cost savings to offset over 75 per cent of cost inflation, which this year will be at the higher end of the company's 2 to 3 per cent medium-term expectations due to higher energy costs and continued inflation in property and wage costs. Initiatives have been introduced across the business to deliver these savings. Checkout productivity has been improved through the introduction of bioptic scanners and self scan tills. The reorganisation of central support teams at the Store Support Centre, announced in January, has now been implemented reducing duplication of activities and improving accountability and decision-making. The shared service centre in Manchester is well established and procurement has been centralised.

Initiatives to reduce waste, packaging and energy usage have also been implemented which are environmentally responsible as well as cost efficient. The award winning 'zero food waste to landfill' programme, where food waste is sent for anaerobic digestion, is currently operating at 500 supermarkets and will be rolled out to all supermarkets by the end of the financial year. On packaging, Sainsbury's works to minimise the amount used whilst ensuring it remains fit for purpose. For example, the replacement of all plastic lids on this season's strawberries with sealed film means 333 tonnes of plastic will be saved on an annual basis. Energy efficiency improvements continue through trialling new technologies in new-build stores and through systematically auditing and implementing efficiency improvements at existing stores, where a total of 223 stores have already been reviewed with a further 60 planned for the second half.

Sainsbury's has a strong platform for growth and the confidence to accelerate its expansion plans. There are significant opportunities to grow the business further and faster in the current environment and total capital expenditure of circa £2 billion is planned in the two years to March 2011. Further revenue and capital investment is being made in the company's non-food online offer and continued improvements to the infrastructure supporting the overall non-food offer in-store.

Sainsbury's has a strong balance sheet with significant property assets of £8.5 billion, which have increased by around £1 billion since March 2009 due to improved property yields and development of the store estate. The company believes that ownership of property assets enables it to retain operational flexibility while exploiting potential extension and mixed-use development opportunities which will maximise value for shareholders. Sainsbury's has long-dated debt which is low-cost and property-backed and provides financial flexibility for the future.

Making Sainsbury's Great Again: Recovery to Growth
In May 2007, Sainsbury's set out five areas of focus for future growth which are now well established and making good progress.

- **Great food at fair prices**: To build on and stretch the lead in food. By sharing customers' passion for healthy, safe, fresh and tasty food Sainsbury's will continue to innovate and provide leadership in delivering quality products at fair prices, sourced with integrity.
- **Accelerating the growth of complementary non-food ranges and services**: To continue to develop and accelerate the development of non-food ranges and services such as Sainsbury's Bank, following the same principles of quality, value and innovation and to provide a broader shopping experience for customers.
- **Reaching more customers through additional channels**: To extend the reach of the Sainsbury's brand by opening new convenience stores and developing the online home delivery operation.
- **Growing supermarket space**: To expand the company's store estate, actively seeking and developing a pipeline of new stores and extending the largely under-developed store portfolio to provide an even better food offer while also growing space for non-food ranges.
- **Active property management**: The ownership of property assets provides operational flexibility and the exploitation of potential development opportunities will maximise value.

These areas are underpinned by Sainsbury's **strong heritage and brand** which consistently sets it apart from major competitors. A passion for healthy, safe, fresh and tasty food, together with the company's values, innovation and strong ethical approach to business continue to be what customers want and expect from Sainsbury's.

New stores and extensions are an increasing driver of sales growth and there is considerable potential to extend the current store estate and open new stores in areas of the country where Sainsbury's is under-represented. The company's ability to develop its estate, and the momentum already established, demonstrates that the current growth strategy cannot only be accelerated but also has significant long-term potential.

Great food at fair prices
Fresh food is at the heart of Sainsbury's brand. No other food retailer does more to provide its customers with fresh and in season 'British' products at fair prices. The company supports and works closely with 17,000 farmers and producers to provide the freshest and best quality products available. It has also set up over 40 farming groups which aim to strengthen the company's links with farmers and producers, spreading best practice and maximising efficiencies. This, together with the company's values and heritage and its competitive pricing, provide differentiation and a strong position from which to trade.

As set out above, ethical issues remain high on the customer agenda and Sainsbury's is proud to offer the widest range of Freedom Food that meets the RSPCA standards for higher welfare in the UK, with over 100 such products on offer. The entire range of hams from in-store counters will be converted to 100 per cent Freedom Food by Christmas. In addition, all fresh eggs are 100 per cent British from cage-free birds. The company also carries the largest range of regional and seasonal fish from the British Isles, all of which is sustainably sourced, and the company is proud to be the world's largest retailer of MSC (Marine Stewardship Council) certified fish.

Sainsbury's aims to source British where possible and offers a number of British products all year round. During the first half, it was the largest retailer of British apples and pears and is the leading retailer of British grown flowers.

Customers continue to make Sainsbury's a destination store for counters given the wide range of fresh and regional products on offer and the great colleague service. Over 80 per cent of the company's supermarkets benefit from a delicatessen, cheese, meat or fish counter and Sainsbury's is the only supermarket that uses 100 per cent British flour in all 370 in-store bakeries. The company was the first to introduce specialist bakery apprenticeships in response to a shortage of scratch bakery skills, enabling it to bake more bread from scratch in store.

While continuing to develop the quality credentials of the food offer, value is central to the brand and through the continued investment in price, strong promotions and the 'good, better, best' product range hierarchy customers can complete their full grocery shop according to household budgets without compromising on quality.

Accelerating the growth of complementary non-food and services
Food remains at the heart of Sainsbury's offer but the company's accelerated growth plans are adding more space for the introduction of non-food ranges. The company is well advanced in its investment to support the growth of its non-food business. Around 450 colleagues are now based at Sainsbury's non-food support centre in Coventry and the supporting infrastructure and logistics continue to be improved. Sourcing via the company's own supply chain has led to considerable improvements in product costs, has helped to integrate the product offer and has improved delivery of major events. The direct sourcing operation in the Far East continues to add scale with growth in trade levels of over 30 per cent on last year. Sainsbury's now employ over 90 colleagues based in Hong Kong and in its recently launched Shanghai office.

Sainsbury's competes with all non-food operators and its 'good, better, best' range hierarchy is applied to non-food as well as food. Customers are attracted by the range and quality of the offer at supermarket prices and, with incremental space being added, non-food is growing at around 2.5 times the rate of food.

Sainsbury's believes there is significant potential to grow its non-food business. Around 20 per cent of the UK population are currently within a 15 minute drive of the company's wider 15,000 sq ft non-food offer. With the acceleration of the company's space growth plans and its pipeline of extensions, this will double to 40 per cent in the next five years. When the company extends a store and introduces non-food ranges it generates uplifts in both food and non-food sales as well as becoming a destination store for both product ranges.

The TU clothing brand is now five years old and offers High Street style at supermarket prices. During the first half it recorded one million transactions in a week for the first time since its launch. This year's 'Back to School' season was the best ever with quality improved across the range and prices significantly lower than last year. The TU brand is well established and has now been applied to a 2,000 line home and lifestyle product range called **'TU home'** which is performing well.

Sainsbury's Bank is making further progress despite a challenging market. The launch of the new reward campaign in September, offering customers double Nectar points for two years when they take out a Bank product, demonstrates how the service is being further integrated with the core supermarket business. The Bank continues to win awards including two key industry awards for 'Best Online Credit Card Provider' and 'Best Direct Home Insurance Provider'. Its savings, loans and insurance products are all performing well and Sainsbury's maintains a conservative and responsible lending position with strict credit scoring acceptance criteria.

Additional channels reaching more customers
The convenience sector is the fastest growing part of the grocery market and customers are responding well to Sainsbury's convenience offer. Nineteen stores were opened in the first half adding 49,000 sq ft. The company is on track to open 50 new stores in this financial year and plans to open a further 100 stores in 2010/11. Sainsbury's operates two formats of convenience store. 'Neighbourhood' stores cater for traditional convenience needs with high quality fresh products providing inspiration for home cooking. 'Food on the move' favours city centre locations and provides commuters with clear meal solutions.

Sainsbury's grocery online home delivery service continues to enjoy strong growth. Sales of groceries online increased by over 20 per cent in the first half and it is now a £500 million business available to nearly 90 per cent of the UK. Improvements in IT and supply chain are helping the operation achieve its best ever service and product availability metrics and the company is now focusing on improving capacity to extend the service within its catchments and keep pace with customer demand.

Non-food online was launched successfully on time and to budget in July. The initial product offer comprised 4,500 products and this has been increased to 8,000 for Christmas. Further investment is planned to extend and develop the service.

Growing supermarket space
The current environment provides significant accretive investment opportunities to accelerate growth, and Sainsbury's has significant potential to grow supermarket space through both extensions and new stores. The company's property estate offers the potential to deliver 15 to 20 extensions a year, which will provide customers with better food ranges, a complementary non-food offer and in turn create destination stores in larger catchments areas. It is now opening larger, more cost-effective extensions and has made good progress in securing over 50 extension planning consents. In the two years to March 2011, Sainsbury's plans to complete extensions with an average size of over 20,000 sq ft, around 40 per cent larger than the average size of extensions completed in the two years to March 2009.

There is also significant scope for opening new stores and the company has confidence in its development pipeline, supported by the reductions it has achieved in lowering the cost of developing new stores. Around 40 per cent of the UK population does not live within a 10 minute drive of a Sainsbury's supermarket and Sainsbury's plans to add 50 new supermarkets in the two years to March 2011, with around 75 per cent of those stores in areas where Sainsbury's has a lower market share.

During the first half, 24 supermarkets opened and three were extended, adding circa 480,000 sq ft of selling area. The 18 supermarkets acquired from Co-op/Somerfield are performing ahead of expectations. Sainsbury's expects to deliver gross space growth of 6.5 to 7.0 per cent in the year to March 2010 inclusive of convenience openings. The company is on track to increase gross space by 15 per cent over the two years to March 2011, equating to 2.5 million sq ft of additional selling area, and expects a pre-tax internal rate of return in excess of 15 per cent on this investment programme.

Active property management and space growth opportunities
The company believes that ownership of its assets enables it to retain operational flexibility while exploiting potential development opportunities and maximising value for shareholders. The current proportion of freehold and long-leasehold property is 65 per cent of total supermarket trading space and now comprises 308 sites of which 90 per cent have long-term potential.

The company has two property joint venture ("JV") arrangements. The partnership with British Land comprises 38 Sainsbury's supermarkets and unlocks the opportunity to develop some of the company's most important stores. Two extensions have already been completed and 14 projects are currently being progressed, with the remainder having longer term development potential. The JV with Land Securities covers five properties with plans for mixed-use development schemes which include improved, larger Sainsbury's stores and are progressing well.

The estimated market value of Sainsbury's property assets has increased by £1 billion to £8.5 billion since March 2009, of which £0.8 billion was due to an improvement in property yields of 40 basis points and £0.2 billion was due to the company's capital investment and development of its property estate (net of disposals).

The company continues to monetise dry assets by selling fully developed stores and using these proceeds to invest in stores with development potential. During the first half of the year, five stores were sold for £75 million.

Financial Review

Sainsbury's continues to perform well in what remains a challenging consumer environment. Whilst Sainsbury's continues to develop its offer, it has also raised extra funds to accelerate its growth strategy, particularly in areas of lower market share, maintaining the strength of its balance sheet and investing in the long-term growth of the business. This leaves the company well positioned going forward.

Sales (including VAT) increased by 3.7 per cent to £11,158 million (2008/09: £10,756 million[1]). Underlying profit before tax ("UPBT"), which now excludes the IAS 19 pension financing element, improved by 18.5 per cent to £307 million (2008/09: £259 million[4]). Profit before tax was up 32.6 per cent, at £342 million (2008/09: £258 million), supported by the surplus on the revaluation of properties within joint ventures ("JV").

Underlying basic earnings per share increased to 12.1 pence (2008/09: 10.2 pence[4]), up 18.6 per cent. The rate of increase matches the growth in UPBT despite the dilutive effect of the additional 78 million shares issued as part of the capital raise as this has been offset by the lower underlying tax rate of 29.0 per cent in the current year (2008/09: 32.0 per cent). Basic earnings per share increased by 42.9 per cent, to 14.0 pence (2008/09: 9.8 pence). An interim dividend of 4.0 pence per share has been approved by the Board (2008/09: 3.6 pence), in line with the Group's policy to pay 30 per cent of the previous full year dividend as an interim dividend.

Summary income statement

	28 weeks to 3 October 2009 £m	28 weeks to 4 October 2008 £m	Change %	52 weeks to 21 March 2009 £m
Sales (including VAT)[1]	**11,158**	10,756	3.7	20,383
Sales (excluding VAT)	**10,433**	9,937	5.0	18,911
Underlying operating profit	**342**	311	10.0	616
Underlying net finance costs[2]	**(44)**	(59)	25.4	(113)
Underlying share of post-tax profit from JVs[3]	**9**	7	28.6	16
Underlying profit before tax[4]	**307**	259	18.5	519
Profit on sales of properties	**15**	26	(42.3)	57
Surplus/(deficit) on the revaluation of properties in JVs	**37**	(36)	n/a	(124)
Financing fair value movements	**(4)**	(4)	n/a	(10)
IAS 19 pension financing (charge)/credit	**(13)**	13	n/a	24
Profit before tax	**342**	258	32.6	466
Income tax expense	**(90)**	(88)	(2.3)	(177)
Profit for the financial period	**252**	170	48.2	289
Underlying basic earnings per share[4]	**12.1p**	10.2p	18.6	21.2p
Basic earnings per share	**14.0p**	9.8p	42.9	16.6p
Interim dividend per share	**4.0p**	3.6p	11.1	13.2p

(1) Sales (including VAT) were adversely affected by the reduction in the standard rate of VAT from 17.5 per cent to 15.0 per cent, effective from 1 December 2008. Sainsbury's estimates that this diluted the growth in sales (excluding fuel) by circa 80 basis points in the period.
(2) Net finance costs before financing fair value movements and the IAS 19 pension financing element.
(3) The underlying share of post-tax profits from joint ventures is stated before investment property fair value movements and financing fair value movements.
(4) Restated for the change in UPBT definition to remove the IAS 19 pension financing element.

Sales (including VAT) and space

Sales (including fuel) increased by 3.7 per cent to £11,158 million (2008/09: £10,756 million) through a combination of strong like-for-like ("LFL") performance and new space, offset by lower fuel prices.

The 3.7 per cent growth includes a 0.5 per cent benefit from the timing of Easter and a 1.3 per cent contribution from net new space. LFL sales (including fuel) were up 1.9 per cent, lower than for sales excluding fuel due to the impact of lower fuel prices.

Sales growth (including fuel)	**28 weeks to 3 October 2009 %**	28 weeks to 4 October 2008 %	52 weeks to 21 March 2009 %
Like-for-like sales	**1.9**	7.4	5.5
Addition/(removal) of Easter adjustment[1]	**0.5**	(0.7)	(0.7)
Net new space (excluding extensions)	**1.3**	0.9	0.9
Total sales growth	**3.7**	7.6	5.7

(1) Like-for-like sales growth has been Easter-adjusted for comparative purposes. The first half of 2008/09 included one Easter Sunday trading week. The first half of 2009/10 included one Good Friday trading week and one Easter Sunday trading week.

Sales (excluding fuel) grew by 7.9 per cent with LFL growth of 5.7 per cent, of which 0.8 per cent came from extensions. The LFL growth rate was above Sainsbury's medium-term planning assumption of between three and four per cent representing a good performance in tough economic conditions. The LFL growth was 7.0 per cent in the first quarter (7.8 per cent adjusted for the change in the VAT rate) and 4.6 per cent in the second quarter (5.4 per cent adjusted for the change in the VAT rate). Groceries online sales increased by over 20 per cent. The sales growth, whilst supported by inflation, was driven by increases in both transactions and items per basket.

Sales growth (excluding fuel)	**28 weeks to 3 October 2009 %**	28 weeks to 4 October 2008 %	52 weeks to 21 March 2009 %
Like-for-like sales	**5.7**	3.9	4.5
Addition/(removal) of Easter adjustment[1]	**0.8**	(0.7)	(0.8)
Net new space (excluding extensions)	**1.4**	1.1	1.0
Total sales growth	**7.9**	4.3	4.7

(1) Like-for-like sales growth has been Easter-adjusted for comparative purposes. The first half of 2008/09 included one Easter Sunday trading week. The first half of 2009/10 included one Good Friday trading week and one Easter Sunday trading week.

New space (excluding extensions) contributed a net 1.4 per cent to total sales growth of 7.9 per cent (excluding fuel). Gross new space contributed 2.5 per cent to total sales growth, offset by (1.1)% mostly due to the full year effect of prior year disposals and closures. Sainsbury's added a gross 529,000 sq ft of selling area, an increase of 3.2 per cent since last year-end (2008/09: 2.1 per cent) and 5.2 per cent over the 52 weeks to 3 October 2009. Including the impact of closures, this translated into net space growth of 493,000 sq ft, an increase of 3.0 per cent since the start of the year (2008/09: 1.5 per cent).

The half year has seen an increase in the pace of property activity with 24 new supermarkets opening, including one replacement store. These openings have allowed Sainsbury's to increase its representation in Scotland, Wales and the South West. In addition, Sainsbury's has also completed three supermarket extensions and a further 12 refurbishments in the half year.

Of the 33 stores acquired from the Co-op and Somerfield, 25 have opened in the first half of the year, of which 18 are now trading as supermarkets and the remainder as convenience stores. These have generated an additional 192,000 sq ft of space, included in the total above. The majority of the remaining stores will open before Christmas.

Gross space growth of 6.5 to 7.0 per cent is expected for the full year. Net new stores are expected to contribute over two per cent to total sales growth (excluding fuel) in the full year.

Store numbers and retailing space As at 3 October 2009	**Supermarkets** Number	 Area 000 sq ft	**Convenience** Number	 Area 000 sq ft	**Total** **Number**	 **Area** **000 sq ft**
As at 22 March 2009	502	15,974	290	729	**792**	**16,703**
New stores	24	439	19	48	**43**	**487**
Disposals/closures	(1)	(26)	(6)	(10)	**(7)**	**(36)**
Extensions/refurbishments	-	41	-	1	**-**	**42**
As at 3 October 2009	**525**	**16,428**	**303**	**768**	**828**	**17,196**
Memorandum:						
Extensions	3	35	2	2	**5**	**37**
Refurbishments	12	6	5	(1)	**17**	**5**
Total projects	**15**	**41**	**7**	**1**	**22**	**42**

Underlying operating profit

Underlying operating profit increased by 10.0 per cent to £342 million (2008/09: £311 million) reflecting the strong sales performance and a 15 basis point improvement (including 6 basis points as a result of lower fuel prices) in underlying operating margin to 3.28 per cent for the half year (2008/09: 3.13 per cent). Underlying EBITDAR has improved 17 basis points to 7.72 per cent for the half year (2008/09: 7.55 per cent). Operational gearing has been driven by higher sales volumes and cost efficiency savings. Cost inflation is expected to be at the higher end of the medium-term expectation of between two and three per cent range for the full year, over 75 per cent of which will be offset by cost efficiency savings.

Underlying operating profit	**28 weeks to 3 October 2009**	28 weeks to 4 October 2008	Change	52 weeks to 21 March 2009
Underlying operating profit (£m)[1]	**342**	311	10.0%	616
Underlying operating margin (%)[2]	**3.28**	3.13	15bps	3.26
Underlying EBITDAR margin (%)[3]	**7.72**	7.55	17bps	7.62

(1) Underlying earnings before interest and tax ("EBIT") and before Sainsbury's share of post-tax profits from joint ventures.
(2) Underlying operating profit divided by sales excluding VAT.
(3) Underlying operating profit before rent, depreciation and amortisation divided by sales excluding VAT

Sainsbury's Bank Joint Venture

Sainsbury's share of Sainsbury's Bank post-tax profit amounted to £3 million for the half year (2008/09: £1 million profit). The underlying banking business has increased profitability through a rise in net interest income, strong cost control and good risk management of bad debts. The Bank continues to have a strong and well-capitalised balance sheet. Sainsbury's share of post-tax profit for the full year is expected to be slightly higher than the £4 million achieved in 2008/09. Second half profit is expected to be impacted by upweighted investment in customer acquisition.

Property Joint Ventures

Sainsbury's underlying share of profit from its JV with British Land was £5 million for the half year (2008/09: £5 million profit). Its underlying share of profit from the JV with Land Securities was £1 million for the half year (2008/09: £1 million profit). The Group expects a broadly similar result for both property joint ventures in the second half.

At the half year a total surplus on revaluation of £37 million (2008/09: a deficit of £36 million) has been recognised within the share of post-tax profits from joint ventures in the income statement. These fair value movements are broadly equivalent to a revaluation of the properties to an average yield of 5.8 per cent (as at 21 March 2009: 6.2 per cent).

Underlying net finance costs

Underlying net finance costs decreased by £15 million to £44 million (2008/09: £59 million) mainly as a result of the decrease in the RPI rate, which resets annually in February, lowering the cost of Sainsbury's inflation-linked debt. In line with the change in the UPBT definition the IAS 19 pension financing element has been removed from underlying net finance costs.

Interest cover was 8.0 times (2008/09: 5.4 times, restated for the change in UPBT definition to remove the IAS 19 pension financing element). The Group expects underlying net finance costs in the second half to be broadly similar to the first half (inclusive of the incremental interest on the convertible bond).

Underlying net finance costs[1]	**28 weeks to 3 October 2009 £m**	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Underlying finance income	**9**	15	28
Interest costs	**(61)**	(84)	(156)
Capitalised interest	**8**	10	15
Underlying finance costs	**(53)**	(74)	(141)
Underlying net finance costs	**(44)**	(59)	(113)

(1) Finance income/costs before financing fair value movements and IAS 19 pension financing element.

Taxation

The income tax charge for the half year was £90 million (2008/09: £88 million), with an underlying tax rate of 29.0 per cent (2008/09: 32.0 per cent) and an effective tax rate of 26.3 per cent (2008/09: 34.1 per cent). The underlying rate is similar to the full year rate for 2008/09 of 29.1 per cent and remains slightly higher than the statutory rate as a result of disallowable depreciation offset by the resolution of a number of other outstanding items. The effective tax rate is lower than in the prior year primarily due to the joint venture property revaluations, which are not subject to tax. The Group expects the full year underlying tax rate to be broadly similar to last year.

Underlying tax rate calculation for the 28 weeks to 3 October 2009	**Profit £m**	**Tax £m**	**Rate %**
Profit before tax	342	(90)	26.3
Less: profit on sale of properties	(15)	-	
Less: surplus on revaluation of properties within JVs	(37)	-	
Add: financing fair value movements	4	-	
Add: IAS 19 pension financing element	13	1	
Underlying profit before tax	**307**	**(89)**	**29.0**

Earnings per share

Underlying basic earnings per share increased by 18.6 per cent from 10.2 pence to 12.1 pence. The rate of increase matches the growth in UPBT despite the dilutive effect of the additional 78 million shares issued as part of the capital raise as this has been offset by the lower tax rate of 29.0 per cent in the current year (2008/09: 32.0 per cent).

Basic earnings per share were up 42.9 per cent, at 14.0 pence (2008/09: 9.8 pence) primarily due to the surplus on revaluation of properties within joint ventures in the period.

Underlying earnings per share calculation	**28 weeks to 3 October 2009 pence**	28 weeks to 4 October 2008 pence	52 weeks to 21 March 2009 pence
Basic earnings per share	**14.0**	9.8	16.6
Profit on sale of properties, net of tax	**(0.8)**	(1.4)	(2.1)
(Surplus)/deficit on revaluation of properties within JVs, net of tax	**(2.1)**	2.1	7.1
Financing fair value movements, net of tax	**0.2**	0.2	0.5
IAS 19 pension financing element, net of tax	**0.8**	(0.5)	(0.9)
Underlying basic earnings per share	**12.1**	10.2	21.2

Dividends

An interim dividend of 4.0 pence per share has been approved by the Board (2008/09: 3.6 pence) and will be paid on 8 January 2010 to shareholders on the Register of Members at the close of business on 20 November 2009. This is in line with the Group's policy to pay 30 per cent of the previous full year dividend as an interim dividend. The interim dividend was approved by the Board on 10 November 2009 and as such has not been included as a liability as at 3 October 2009.

Net Debt and Cash Flows

Sainsbury's net debt as at 3 October 2009 was £1,765 million (2008/09: £1,945 million), an increase of £94 million from the 2009 year-end position of £1,671 million. The increase was driven primarily by core capital expenditure offset by the proceeds from new shares issued through the capital raise in June 2009. The Group expects net debt to be in the range of £1.7 billion to £1.8 billion at the year-end.

Summary cash flow statement	**28 weeks to 3 October 2009 £m**	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Operating cash flows before changes in working capital	**601**	554	1,039
Changes in working capital	**(242)**	(54)	167
Cash generated from operations	**359**	500	1,206
Net interest paid	**(57)**	(58)	(118)
Corporation tax paid	**(16)**	(88)	(160)
Cash flow before appropriations	**286**	354	928
Purchase of non-current assets	**(554)**	(596)	(994)
Investment in joint ventures	**(2)**	(291)	(291)
Disposal of non-current assets	**75**	246	390
Proceeds from issue of shares	**241**	4	15
Receipt of new debt	**177**	279	165
Net dividends paid	**(165)**	(144)	(215)
Increase/(decrease) in cash and cash equivalents	**58**	(148)	(2)
Increase in debt	**(146)**	(279)	(157)
IAS 32 and IAS 39 adjustments and other movements	**(6)**	(15)	(9)
Movement in net debt	**(94)**	(442)	(168)
Opening net debt	**(1,671)**	(1,503)	(1,503)
Closing net debt	**(1,765)**	(1,945)	(1,671)

Working Capital

Working capital increased by £242 million mainly as a result of increased non-food stockholding and timing differences on payments, which occur prior to the half year-end but after the full year-end. The Group expects a small year on year improvement in working capital at the year-end.

Financing

Sainsbury's manages its financing by diversifying funding sources, configuring core borrowings with long term maturities and maintaining sufficient stand-by liquidity. At the half year, Sainsbury's had total debt and facilities of £3.0 billion in place. Sainsbury's core funding of £2.4 billion is represented by £2.0 billion CMBS debt, with £1.1 billion due 2018 and £0.9 billion due 2031, and additional debt of £0.2 billion due 2014 and £0.2 billion due 2015. Contingent liquidity is maintained via committed facilities of £0.6 billion. During the half year no drawings were made against these committed facilities (2008/09: £100 million was drawn down).

Capital expenditure

Core capital expenditure amounted to £516 million (2008/09: £513 million) for the half year, in which there has been a focus on new store development, including the Co-op and Somerfield acquisitions. This included £350 million on new store development (2008/09: £225 million) and £110 million on extensions and refurbishments (2008/09: £227 million).

The Group recorded a profit of £15 million on the sale and leaseback of five supermarkets which have no further development potential. This compared to a profit of £26 million in the first half of 2008/09. The Group expects the current full year capital expenditure to be around £1 billion and around £2 billion over the two years to March 2011.

Capital Expenditure	**28 weeks to 3 October 2009 £m**	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
New store development	**350**	225	386
Extensions and refurbishments	**110**	227	385
Other – including supply chain and IT	**56**	61	92
Core retail capital expenditure	**516**	513	863
British Land JV investment	**-**	274	274
Acquisition of freehold properties	**36**	92	118
Proceeds from property transactions	**(75)**	(270)	(393)
Net capital expenditure	**477**	609	862

emma.oliver

Summary balance sheet

Shareholders' funds at the half year were £4,336 million (2008/09: £4,753 million), a decrease of £417 million. This is primarily attributable to the movement of the pension surplus into a deficit, which reduces net assets by £847 million. Non-current assets have increased by £265 million as a result of increased space growth. Gearing, which measures net debt as a percentage of total equity has remained constant year-on-year at 41 per cent (2008/09: 41 per cent), with the decrease in net debt being offset by the decrease in net assets.

On 22 June 2009 J Sainsbury plc issued 78.1 million ordinary shares (4.43 per cent of the Company's issued share capital) at £3.10 per share via an equity placing generating cash of £242 million. On 16 July 2009 J Sainsbury plc issued £190 million convertible bonds due 2014, paying a cash coupon of 4.25 per cent with a 35 per cent premium for conversion. For accounting purposes, the bond is split between debt (£166 million) and equity (£24 million).

Summary balance sheet

	3 October 2009 £m	4 October 2008 £m	Movement £m	21 March 2009 £m
Non-current assets	**8,661**	8,396	265	8,425
Inventories	**757**	686	71	689
Trade and other receivables	**274**	243	31	195
Cash and cash equivalents	**665**	599	66	627
Debt	**(2,430)**	(2,544)	114	(2,298)
Net debt	**(1,765)**	(1,945)	180	(1,671)
Trade and other payables and provisions	**(2,923)**	(2,806)	(117)	(3,040)
Retirement benefit (obligations)/assets, net of deferred tax	**(668)**	179	(847)	(222)
Net assets	**4,336**	4,753	(417)	4,376

Pensions

The retirement benefit obligations as at 3 October 2009 have been calculated on a basis consistent with last year, with updates provided on discount rate and inflation assumptions. As at 3 October 2009, the present value of retirement benefit obligations less the fair value of plan assets after tax was a deficit of £668 million (2008/09: surplus of £179 million).

Pensions

	3 October 2009 £m	4 October 2008 £m	21 March 2009 £m
Present value of funded obligations	**(4,767)**	(3,609)	(3,610)
Fair value of plan assets	**3,848**	3,869	3,310
Pension (deficit)/surplus	**(919)**	260	(300)
Present value of unfunded obligations	**(9)**	(8)	(9)
Retirement benefit (obligations)/assets	**(928)**	252	(309)
Deferred income tax asset/(liability)	**260**	(73)	87
Net retirement benefit (obligations)/assets	**(668)**	179	(222)

The movement from the year-end deficit mainly reflects market movements in the discount rate (from 6.5 per cent to 5.4 per cent) and the inflation rate (from 2.8 per cent to 3.1 per cent). This is partially offset by a 16.0 per cent increase in the value of assets from £3.3 billion to £3.8 billion. The half year IAS 19 pension service costs included within UPBT was £26 million, £2 million lower than in the first half of the prior year. The full year pension service charge is expected to be broadly similar to the prior year's charge.

Sainsbury's has commenced its 2009 triennial valuation. This will provide an updated estimate of funding obligations, for which the statutory completion date is June 2010.

Group income statement (unaudited)
for the 28 weeks to 3 October 2009

	Note	**28 weeks to 3 October 2009 £m**	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Revenue	4	**10,433**	9,937	18,911
Cost of sales		**(9,877)**	(9,401)	(17,875)
Gross profit		**556**	536	1,036
Administrative expenses		**(214)**	(225)	(420)
Other income		**15**	26	57
Operating profit		**357**	337	673
Finance income	5	**9**	28	52
Finance costs	5	**(69)**	(76)	(148)
Share of post-tax profit/(loss) from joint ventures		**45**	(31)	(111)
Profit before tax	4	**342**	258	466
Analysed as				
Underlying profit before tax[1]	4	**307**	259	519
Profit on sale of properties	3	**15**	26	57
Investment property fair value movements	3	**37**	(36)	(124)
Financing fair value movements	3	**(4)**	(4)	(10)
IAS 19 pension financing (charge)/credit	3	**(13)**	13	24
		342	258	466
Income tax expense	6	**(90)**	(88)	(177)
Profit for the financial period		**252**	170	289

Earnings per share	7	**pence**	pence	pence
Basic		**14.0**	9.8	16.6
Diluted		**13.8**	9.6	16.4
Underlying basic[1]		**12.1**	10.2	21.2
Underlying diluted[1]		**11.9**	10.0	20.9

(1) Previous periods are restated for the change in the definition of underlying profit before tax, as described in note 3.

Post the period end, an interim dividend of 4.0 pence per share (October 2008: 3.6 pence per share) has been approved by the Board of Directors for the 28 weeks to 3 October 2009, resulting in a total interim dividend of £74 million (October 2008: £63 million).

emma.oliver

Group statement of comprehensive income (unaudited)
for the 28 weeks to 3 October 2009

	Note	**28 weeks to 3 October 2009 £m**	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Profit for the period		**252**	170	289
Other comprehensive income/(expense):				
Actuarial losses on defined benefit pension schemes		**(609)**	(279)	(903)
Available-for-sale financial assets fair value movements				
Group		**14**	(5)	(16)
Joint ventures[1]		**23**	(9)	(21)
Cash flow hedges effective portion of fair value movements				
Group		**(14)**	-	9
Joint ventures[1]		**2**	-	(11)
Tax on share-based payments recognised directly in equity	6	**(1)**	1	-
Deferred tax on items recognised directly in equity	6	**172**	72	257
Total other comprehensive expense for the period (net of tax)		**(413)**	(220)	(685)
Total comprehensive expense for the period		**(161)**	(50)	(396)

(1) For details of the reclassification of certain offsetting foreign exchange gains and losses, see note 2.

emma.oliver

Group balance sheet (unaudited)
at 3 October 2009

	Note	3 October 2009 £m	4 October 2008 £m	21 March 2009 £m
Non-current assets				
Property, plant and equipment		**7,997**	7,665	7,821
Intangible assets		**157**	160	160
Investments in joint ventures		**358**	395	288
Available-for-sale financial assets		**121**	101	97
Other receivables		**45**	55	45
Derivative financial instruments		**37**	6	31
Deferred income tax asset		**57**	-	-
Retirement benefit asset	10	**-**	252	-
		8,772	8,634	8,442
Current assets				
Inventories		**757**	686	689
Trade and other receivables		**274**	243	195
Derivative financial instruments		**40**	10	59
Cash and cash equivalents	12b	**665**	599	627
		1,736	1,538	1,570
Non-current assets held for sale		**2**	20	21
		1,738	1,558	1,591
Total assets		**10,510**	10,192	10,033
Current liabilities				
Trade and other payables		**(2,272)**	(2,237)	(2,488)
Borrowings	9	**(96)**	(349)	(154)
Derivative financial instruments		**(52)**	(17)	(56)
Taxes payable		**(280)**	(172)	(202)
Provisions		**(17)**	(6)	(19)
		(2,717)	(2,781)	(2,919)
Net current liabilities		**(979)**	(1,223)	(1,328)
Non-current liabilities				
Other payables		**(96)**	(133)	(92)
Borrowings	9	**(2,364)**	(2,175)	(2,177)
Derivative financial instruments		**(14)**	(19)	(8)
Deferred income tax liability		**-**	(266)	(95)
Provisions		**(55)**	(65)	(57)
Retirement benefit obligations	10	**(928)**	-	(309)
		(3,457)	(2,658)	(2,738)
Net assets		**4,336**	4,753	4,376
Equity				
Called up share capital	11	**528**	500	501
Share premium account	11	**1,026**	899	909
Capital redemption reserve		**680**	680	680
Other reserves		**(478)**	273	(191)
Retained earnings		**2,580**	2,401	2,477
Total equity		**4,336**	4,753	4,376

Group cash flow statement (unaudited)
for the 28 weeks to 3 October 2009

	Note	**28 weeks to 3 October 2009 £m**	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Cash flows from operating activities				
Cash generated from operations	12a	**359**	500	1,206
Interest paid		**(65)**	(65)	(128)
Corporation tax paid		**(16)**	(88)	(160)
Net cash from operating activities		**278**	347	918
Cash flows from investing activities				
Purchase of property, plant and equipment and other assets		**(538)**	(579)	(966)
Purchase of intangible assets		**(6)**	(7)	(10)
Proceeds from disposal of property, plant and equipment and other assets		**75**	246	390
Acquisition of and investment in subsidiaries and businesses, net of cash acquired		**-**	(10)	(10)
Investment in joint ventures		**(2)**	(291)	(291)
Investment in financial assets		**(10)**	-	(8)
Interest received		**9**	9	13
Dividends received		**2**	-	3
Net cash from investing activities		**(470)**	(632)	(879)
Cash flows from financing activities				
Proceeds from issuance of ordinary shares		**241**	4	15
Repayment of short-term borrowings		**(35)**	-	-
Proceeds from short-term borrowings		**-**	141	43
Proceeds from long-term borrowings		**235**	152	152
Repayment of long-term borrowings		**(23)**	(14)	(30)
Interest elements of payments under finance lease obligations		**(1)**	(2)	(3)
Dividends paid	8	**(167)**	(144)	(218)
Net cash from financing activities		**250**	137	(41)
Net increase/(decrease) in cash and cash equivalents		**58**	(148)	(2)
Opening cash and cash equivalents		**599**	601	601
Closing cash and cash equivalents	12b	**657**	453	599

Group statement of changes in equity
for the 28 weeks to 3 October 2009

	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Total equity £m
At 22 March 2009	501	909	489	2,477	4,376
Profit for the period	-	-	-	252	252
Other comprehensive income/(expense):					
Actuarial losses on defined benefit pension schemes (net of tax)	-	-	(434)	-	(434)
Tax on share-based payment recognised directly in equity	-	-	-	(1)	(1)
Available-for-sale financial assets fair value movements (net of tax)					
Group	-	-	11	-	11
Joint ventures	-	-	23	-	23
Cash flow hedges effective portion of changes in fair value (net of tax)					
Group	-	-	(14)	-	(14)
Joint ventures	-	-	2	-	2
Total comprehensive income/(expense) for the period ended 3 October 2009	-	-	(412)	251	(161)
Transactions with owners:					
Dividends paid	-	-	-	(167)	(167)
Convertible bond – equity component	-	-	24	-	24
Amortisation of convertible bond equity component	-	-	(1)	1	-
Share-based payment	-	-	-	23	23
Shares issued	22	113	102	-	237
Shares vested	-	-	-	11	11
Allotted in respect of share option schemes	5	4	-	(16)	(7)
	27	117	125	(148)	121
At 3 October 2009	528	1,026	202	2,580	4,336
At 23 March 2008	499	896	1,174	2,366	4,935
Profit for the period	-	-	-	170	170
Other comprehensive income/(expense):					
Actuarial losses on defined benefit pension schemes (net of tax)	-	-	(208)	-	(208)
Tax on share-based payment recognised directly in equity	-	-	-	1	1
Available-for-sale financial assets fair value movements (net of tax)					
Group	-	-	(4)	-	(4)
Joint ventures[1]	-	-	(9)	-	(9)
Cash flow hedges effective portion of changes in fair value (net of tax)					
Group	-	-	-	-	-
Joint ventures[1]	-	-	-	-	-
Total comprehensive income/(expense) for the period ended 4 October 2008	-	-	(221)	171	(50)
Transactions with owners:					
Dividends paid	-	-	-	(155)	(155)
Share-based payment	-	-	-	19	19
Shares vested	-	-	-	42	42
Allotted in respect of share option schemes	1	3	-	(42)	(38)
	1	3	-	(136)	(132)
At 4 October 2008	500	899	953	2,401	4,753

Group statement of changes in equity (continued)
for the 28 weeks to 3 October 2009

	Called up share capital £m	Share premium account £m	Capital redemption and other reserves £m	Retained earnings £m	Total equity £m
At 23 March 2008	499	896	1,174	2,366	4,935
Profit for the period	-	-	-	289	289
Other comprehensive income/(expense):					
Actuarial losses on defined benefit pension schemes (net of tax)	-	-	(650)	-	(650)
Tax on share-based payment recognised directly in equity	-	-	-	-	-
Available-for-sale financial assets fair value movements (net of tax)	-	-	-	-	
Group	-	-	(12)	-	(12)
Joint ventures[1]	-	-	(21)	-	(21)
Cash flow hedges effective portion of changes in fair value (net of tax)					
Group	-	-	9	-	9
Joint ventures[1]	-	-	(11)	-	(11)
Total comprehensive income/(expense) for the 52 weeks ended 21 March 2009	-	-	(685)	289	(396)
Transactions with owners:					
Dividends paid	-	-	-	(218)	(218)
Share-based payment	-	-	-	40	40
Shares vested	-	-	-	45	45
Allotted in respect of share option schemes	2	13	-	(45)	(30)
	2	13	-	(178)	(163)
At 21 March 2009	501	909	489	2,477	4,376

(1) For details of the reclassification of certain offsetting foreign exchange gains and losses, see note 2.

emma.oliver

Notes to the Interim Results (unaudited)

1 General information

J Sainsbury plc is a public limited company ("Company") incorporated in the United Kingdom, whose shares are publicly traded on the London Stock Exchange. The Company is domiciled in the United Kingdom and its registered address is 33 Holborn, London EC1N 2HT, United Kingdom.

The Interim Results are unaudited but have been reviewed by the auditors whose report is set out on page 35. The financial information presented herein does not amount to full statutory accounts within the meaning of Section 434 of the Companies Act 2006. The Annual Report and Financial Statements 2009 have been filed with the Registrar of Companies. The Independent Auditors' report on the Annual Report and Financial Statements 2009 was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The financial period represents the 28 weeks to 3 October 2009 (prior financial period 28 weeks to 4 October 2008; prior financial year 52 weeks to 21 March 2009). The financial information comprises the results of J Sainsbury plc and its subsidiaries ("Group") and the Group's interests in joint ventures.

2 Basis of preparation

The Interim Results have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 'Interim Financial Reporting' as adopted by the European Union.

The financial information contained in the Interim Results is presented in sterling, rounded to the nearest million (£m) unless otherwise stated.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The financial information contained in the Interim Results should be read in conjunction with the Annual Report and Financial Statements 2009, which have been prepared in accordance with IFRSs as adopted by the European Union. The accounting policies have remained unchanged with the exception of those noted below and in note 3.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

The following new standards, interpretations and amendments to published standards are effective for the Group for the financial year beginning 22 March 2009.

- Amendment to IFRS 2 'Share-based payment'.
  Previously IFRS 2 described the treatment of a failure to meet a vesting condition, but was not explicit about the accounting consequences of a failure to meet a condition other than a vesting condition. Under the Amendment, where the entity or counterparty can choose to meet a non-vesting condition, a failure by the entity or the counterparty to meet the non-vesting condition will be treated as a cancellation. If neither the entity nor the counterparty has the choice as to whether to meet a non-vesting condition, a failure to meet this non-vesting condition does not have any accounting impact.

  If a cancellation by either party occurs, the entity recognises the amount of expense that would have been recognised over the remaining vesting period. The amendment to IFRS 2 affects the Group's Save As You Earn ("SAYE") scheme. The grant date fair value should incorporate an estimate of the number of employees who will cease to contribute to the scheme otherwise than through termination of employment before the options vest. The implementation of the amendment has had no material impact on prior year financial statements.

- IAS 1 (revised), 'Presentation of financial statements'.
  The revised standard requires 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement.

  The Group has elected to present two statements: an income statement and a statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

- IFRS 8 'Operating Segments'.
  IFRS 8 replaces IAS 14, 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. The adoption of IFRS 8 has resulted in no change in the reportable segments presented.

  Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM has been identified as the Group's Operating Board. Details of the Group's Operating Board are available on page 26 of the Annual Report and Financial Statement 2009, a copy of which is available on the Group's website www.j-sainsbury.co.uk.

- IFRIC 13 'Customer Loyalty Programmes'
  The implementation of IFRIC 13 'Customer Loyalty Programmes' has had no material impact on the interim financial statements.

The following new standards, interpretations and amendments to published standards are effective for the Group for the financial year beginning 22 March 2009, but are not currently relevant for the Group or would not have a significant impact on the Group's financial statements, apart from additional disclosures:

- Revised IAS 1 'Presentation of financial statements', amendments to IAS 1 relating to the disclosure of puttable instruments and obligations arising on liquidation
- Revised IAS 27 'Consolidated and separate financial statements' relating to the cost of an investment on first time adoption
- Amendments to IAS 32 'Financial instruments: Presentation' relating to puttable instruments and obligations arising on liquidation
- Amendment to IFRS 7 'Financial Instruments: Disclosures'
- IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'
- IFRIC 15 'Agreements for the Construction of Real Estate'
- IFRIC 16 'Hedges of a Net Investment in a Foreign Operation'
- Amendments to various IFRSs and IASs arising from May 2008 Annual Improvements to IFRSs
- IFRIC 18 'Transfer of Assets from Customers'
- Amendment to IAS 23 'Borrowing Costs'

Convertible bond
Following the issue of the convertible bond in July 2009, the Group presents its accounting policy for convertible bonds.

The fair value of the liability component of a convertible bond is determined using the market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in the shareholders' equity, net of income tax effects and is not subsequently re-measured.

Issue costs are apportioned between the liability and the equity components of the convertible loan notes based on their carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

Reclassification of certain offsetting foreign exchange gains and losses
The amounts presented for previous periods reflect the reclassification of certain offsetting foreign exchange gains and losses on available-for-sale ("AFS") financial assets and the related cash flow hedges of Sainsbury's Bank plc which were previously recognised in equity rather than in the income statement. Accordingly, for the 28 weeks ended 4 October 2008 the losses arising from AFS financial assets fair value movements and the gains arising from cash flow hedges effective portion of fair value movements ("cash flow hedges") have been reduced by £10m. For the 52 weeks ended 21 March 2009, the losses on AFS assets have been increased and those on cash flow hedges reduced by £21m. These adjustments have no impact on total comprehensive income/expense, total equity or net assets for either period and the amounts now recognised in the income statement are fully offset within the share of post-tax profit/(loss) from joint ventures.

3 Non-GAAP performance measures
The Directors believe that the 'underlying profit before tax' ("UPBT") and 'underlying diluted and basic earnings per share' measures presented provide a clear and consistent presentation of the underlying performance of Sainsbury's ongoing business for shareholders. As communicated at the time of the 2008/09 year-end announcement, the financing element of IAS 19 'Employee Benefits' pensions accounting has been excluded from UPBT. Comparative amounts have been restated to reflect this change to the definition of UPBT. Underlying profit is not defined by IFRS and therefore may not be directly comparable with the 'adjusted' profit measures of other companies. The adjustments made to reported profit before tax are:

- Profit/loss on sale of properties - these can vary from year to year and therefore create volatility in reported earnings;
- Investment property fair value movements - these reflect the difference between the fair value of an investment property at the reporting date and its carrying amount at the previous reporting date;
- Financing fair value movements - these fair value gains and losses relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges. The underlying profit measure removes the volatility of these items within profit before tax;
- Impairment of goodwill;
- The financing element of IAS 19 'Employee Benefits' accounting for the Group's defined benefit scheme generates significant volatility in the income statement. This is excluded from UPBT in line with the way in which external commentators and other companies view and prepare accounts, and;
- One-off items – these are material and largely one-off in nature, creating volatility in reported earnings, which does not reflect Sainsbury's underlying performance.

The adjustments made to reported profit before tax to arrive at underlying profit before tax are:

	28 weeks to 3 October 2009 £m	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Underlying profit before tax	**307**	259	519
Profit on sale of properties	**15**	26	57
Investment property fair value movements	**37**	(36)	(124)
Financing fair value movements[1]	**(4)**	(4)	(10)
IAS 19 pension financing (charge)/credit	**(13)**	13	24
Total adjustments	**35**	(1)	(53)
Profit before tax	**342**	258	466

(1) Financing fair value movements for the 28 weeks to 3 October 2009 comprised £(3) million for the Group (4 October 2008:£(2) million) and £(1) million for the joint ventures (4 October 2008: £(2) million).

4 Operating segments

The Group's businesses are organised into three operating divisions:

- Retailing (Supermarkets and Convenience);
- Financial services (Sainsbury's Bank joint venture); and
- Property investment (British Land joint venture and Land Securities joint venture).

Management have determined the operating segments based on the information provided to the Operating Board (the CODM) to make operational decisions on the management of the group. All material operations are carried out in the UK. The business of the Group is not subject to highly seasonal fluctuations although there is an increase in trading in the period leading up to Christmas.

The Group has continued to include additional voluntary disclosure analysing the Group's Financial Services and Property Joint Ventures into separate reportable segments.

	Retailing £m	Financial services £m	Property investment £m	Group £m
28 weeks to 3 October 2009				
Segment revenue	10,433	-	-	10,433
Underlying operating profit	342	-	-	342
Underlying finance income	9	-	-	9
Underlying finance costs	(53)	-	-	(53)
Underlying share of post-tax profit from joint ventures	-	3	6	9
Underlying profit before tax	298	3	6	307
Profit on sale of properties	15	-	-	15
Investment property fair value movements	-	-	37	37
Financing fair value movements	(3)	-	(1)	(4)
IAS 19 pension financing charge	(13)	-	-	(13)
Profit before tax	297	3	42	342
Income tax expense				(90)
Profit for the financial period				252
Assets	10,152	-	-	10,152
Investment in joint ventures	1	100	257	358
Total assets	10,153	100	257	10,510
28 weeks to 4 October 2008				
Segment revenue	9,937	-	-	9,937
Underlying operating profit	311	-	-	311
Underlying finance income[1]	15	-	-	15
Underlying finance costs	(74)	-	-	(74)
Underlying share of post-tax profit from joint ventures	-	1	6	7
Underlying profit before tax[1]	252	1	6	259
Profit on sale of properties	26	-	-	26
Investment property fair value movements	-	-	(36)	(36)
Financing fair value movements	(2)	-	(2)	(4)
IAS 19 pension financing credit	13	-	-	13
Profit before tax	289	1	(32)	258
Income tax expense				(88)
Profit for the financial period				170
Assets	9,797	-	-	9,797
Investment in joint ventures	1	82	312	395
Total assets	9,798	82	312	10,192

4 Operating segments (continued)

	Retailing £m	Financial services £m	Property investment £m	Group £m
52 weeks to 21 March 2009				
Segment revenue	18,911	-	-	18,911
Underlying operating profit	616	-	-	616
Underlying finance income[(1)]	28	-	-	28
Underlying finance costs	(141)	-	-	(141)
Underlying share of post-tax profit from joint ventures	-	4	12	16
Underlying profit before tax[(1)]	503	4	12	519
Profit on sale of properties	57	-	-	57
Investment property fair value movements	-	-	(124)	(124)
Financing fair value movements	(7)	-	(3)	(10)
IAS 19 pension financing credit	24	-	-	24
Profit before tax	577	4	(115)	466
Income tax expense				(177)
Profit for the financial period				289
Assets	9,745	-	-	9,745
Investment in joint ventures	1	72	215	288
Total assets	9,746	72	215	10,033

(1) Underlying finance income and underlying profit before tax have been restated for previous periods due to the change in the definition of underlying profit before tax.

5 Finance income and finance costs

	28 weeks to 3 October 2009 £m	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Interest on bank deposits and other financial assets	**9**	15	28
IAS 19 pension financing credit	**-**	13	24
Finance income	**9**	28	52
Borrowing costs			
Bank loans and overdrafts	**-**	(4)	(6)
Other loans	**(59)**	(77)	(146)
Obligations under finance leases	**(1)**	(2)	(3)
Provisions – amortisation of discount	**(1)**	(1)	(1)
	(61)	(84)	(156)
Interest capitalised – qualifying assets	**8**	10	15
IAS 19 pension financing charge	**(13)**	-	-
Financing fair value movements[(1)]	**(3)**	(2)	(7)
Finance costs	**(69)**	(76)	(148)

(1) Fair value movements relate to fair value adjustments on derivatives relating to financing activities and hedged items in fair value hedges.

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6 Income tax expense

	28 weeks to 3 October 2009 £m	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Current tax expense	**72**	71	146
Deferred tax expense	**18**	17	31
Total income tax expense in income statement	**90**	88	177
Income tax expense on underlying profit[1]	**89**	83	151
Tax on items below:			
Profit on sale of properties	**-**	1	21
Financing fair value movements	**-**	-	(2)
IAS 19 pension financing element	**1**	4	7
Total income tax expense in income statement	**90**	88	177
Share-based payment tax deductions recognised directly in equity	**1**	(1)	-
Deferred tax on items recognised directly in equity:			
Actuarial gains and losses on defined benefit pension schemes	**(175)**	(71)	(253)
Available-for-sale financial assets fair value movements	**3**	(1)	(4)
	(172)	(72)	(257)

(1) Tax charge attributable to underlying profit before tax, restated for the change in the definition of underlying profit before tax, see note 3.

The income tax charge was £90 million (4 October 2008: £88 million, 21 March 2009: £177 million), with an underlying rate of 29.0 per cent (4 October 2008: 32.0 per cent, 21 March 2009: 29.1 per cent) and an effective rate of 26.3 per cent (4 October 2008: 34.1 per cent, 21 March 2009: 38.0 percent).

7 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Share Ownership Plan trusts, which are treated as cancelled.

For diluted earnings per share, the earnings attributable to the ordinary shareholders are adjusted by the interest on the convertible bonds (net of tax). The weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year and the number of shares that would be issued if all convertible bonds are assumed to be converted.

Underlying earnings per share is provided by excluding the effect of any profit or loss on sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements, IAS 19 pension financing element and one-off items that are material and infrequent in nature. This alternative measure of earnings per share is presented to reflect the Group's underlying trading performance.

All operations are continuing for the periods presented.

	28 weeks to 3 October 2009 million	28 weeks to 4 October 2008 million	52 weeks to 21 March 2009 million
Weighted average number of shares in issue	**1,801.2**	1,732.0	1,738.5
Weighted average number of dilutive share options	**16.2**	34.8	24.7
Weighted average number of dilutive convertible bonds	**25.9**	-	-
Total number of shares for calculating diluted earnings per share	**1,843.3**	1,766.8	1,763.2

	£m	£m	£m
Profit for the financial year	**252**	170	289
Add interest on convertible bonds, net of tax	**2**	-	-
Diluted earnings for calculating diluted earnings per share	**254**	170	289

	£m	£m	£m
Profit for the financial period attributable to equity holders of the parent	**252**	170	289
(Less)/add:			
Profit on sale of properties, net of tax	**(15)**	(25)	(36)
Investment property fair value movements, net of tax	**(37)**	36	124
Financing fair value movements, net of tax	**4**	4	8
IAS 19 pension financing charge/(credit), net of tax	**14**	(9)	(17)
Underlying profit after tax[(1)]	**218**	176	368
Add interest on convertible bonds, net of tax	**2**	-	-
Diluted underlying profit after tax[(1)]	**220**	176	368

	pence per share	pence per share	pence per share
Basic earnings	**14.0**	9.8	16.6
Diluted earnings	**13.8**	9.6	16.4
Underlying basic earnings[(1)]	**12.1**	10.2	21.2
Underlying diluted earnings[(1)]	**11.9**	10.0	20.9

(1) Underlying profit after tax and diluted underlying profit after tax for the previous periods have been restated for the change in the definition of underlying profit after tax.

8 Dividend

	28 weeks to 3 October 2009	28 weeks to 4 October 2008	52 weeks to 21 March 2009
Amounts recognised as distributions to equity holders in the period:			
Dividend per share (pence)	**9.60**	9.00	12.60
Total dividend charge (£m)	**167**	155	218

An interim dividend of 4.0 pence per share (4 October 2008: 3.6 pence per share) has been approved by the Board of Directors for the financial year ending 20 March 2010, resulting in a total interim dividend of £74 million (4 October 2008: £63 million). The interim dividend was approved by the Board on 10 November 2009 and as such has not been included as a liability at 3 October 2009.

9 Borrowings

The Group maintains two syndicated revolving credit facilities in amounts of £163 million and £400 million. These facilities mature in May 2011 and February 2012 respectively. As at 3 October 2009, there were £nil drawings under the £163 million facility (4 October 2008: £nil drawings) and £nil drawings under the £400m facility (4 October 2008: £100 million).

In May 2009, the Group increased and rolled over a maturing bilateral £35 million bank loan into a new 3-year loan of £50 million. In May 2009, the Group also entered into a new bilateral 3-year bank revolving credit facility of £50 million. The new loan and facility both mature in May 2012. At 3 October 2009, there were £nil drawings under the new facility.

In July 2009, the Group issued £190 million of unsecured convertible bonds due July 2014. The bonds pay a coupon of 4.25% payable semi-annually. Each bond is convertible into ordinary shares of J Sainsbury plc at any time up to 9 July 2014 at the Initial Conversion price of 418.5 pence. The total number of ordinary shares that would be issued if all bonds converted would be 45.4 million.

The net proceeds of the bond have been split into a liability component of £166 million and an equity component of £24 million. The equity component represents the fair value of the embedded option to convert the bond into ordinary shares of the Company.

As disclosed within the Annual report and financial statements 2009, the interim results for the 28 weeks to 4 October 2008 included all long-term borrowings within non-current liabilities. £60 million of the long-term borrowings (included in non-current borrowings) at 4 October 2008 were due within one year and have been reclassified within the comparative amounts.

10 Retirement benefits

Retirement benefits relate to two funded defined benefit schemes, the J Sainsbury Pension and Death Benefit Scheme and the J Sainsbury Executive Pension Scheme, and an unfunded pension liability relating to senior employees. The defined benefit schemes were closed to new employees on 31 January 2002. The assets of these schemes are held separately from the Group's assets.

The defined benefit schemes were subject to a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries at March 2006 on the projected unit basis.

A triennial valuation will be carried out at March 2009 by Watson Wyatt on a projected unit basis with a statutory completion date of June 2010.

The unfunded pension liability is unwound when each employee reaches retirement and takes their pension from the Group payroll or is crystallised in the event of an employee leaving or retiring and choosing to take the provision as a one-off cash payment.

10 Retirement benefits (continued)

The amounts recognised in the balance sheet, based on valuations performed by Watson Wyatt, are as follows:

	3 October 2009 £m	4 October 2008 £m	21 March 2009 £m
Present value of funded obligations	**(4,767)**	(3,609)	(3,610)
Fair value of plan assets	**3,848**	3,869	3,310
	(919)	260	(300)
Present value of unfunded obligations	**(9)**	(8)	(9)
Retirement benefit (obligations)/assets	**(928)**	252	(309)
Deferred income tax asset/(liability)	**260**	(73)	87
Net retirement benefit (obligations)/assets	**(668)**	179	(222)

	3 October 2009 %	4 October 2008 %	21 March 2009 %
Discount rate	**5.4**	7.2	6.5
Inflation rate	**3.1**	3.4	2.8
Real discount rate	**2.3**	3.8	3.7

The retirement benefit obligations or assets and the associated deferred income tax asset or liability are shown within different line items of the balance sheet.

The amounts recognised in the income statement in respect of the IAS 19 charges for defined benefit schemes, and included and excluded from UPBT, are as follows:

	3 October 2009 £m	4 October 2008 £m	21 March 2009 £m
IAS 19 pension service costs included in UPBT	**(26)**	(28)	(53)
Interest cost on pension scheme liabilities	**(124)**	(134)	(249)
Expected return on plan assets	**111**	147	273
IAS 19 pension financing (charge)/credit excluded from UPBT	**(13)**	13	24
Total IAS 19 income statement expense	**(39)**	(15)	(29)

emma.oliver

11 Called up share capital and share premium account

	Number of shares (millions)	Ordinary shares £m	Share premium £m	Total £m
At 22 March 2009	1,753	501	909	1,410
Allotted in respect of share option schemes	18	5	4	9
Issue of shares	78	22	113	135
At 3 October 2009	**1,849**	**528**	**1,026**	**1,554**
At 23 March 2008	1,747	499	896	1,395
Allotted in respect of share option schemes	2	1	3	4
At 4 October 2008	1,749	500	899	1,399

On 22 June 2009, J Sainsbury PLC issued 78.1 million ordinary shares with a nominal value of $28^4/_7$ pence each at £3.10 per share via an equity placing. This resulted in an increase in ordinary share capital of £22 million and share premium of £113 million net of transaction costs.

Own shares held by Employee Share Ownership Plan ("ESOP") trusts

Own shares are held on behalf of employees by ESOP trusts under the Group's Performance Share Plan and Executive Share Option Plan. The ESOP trusts waive the rights to the dividends receivable in respect of the shares held under these schemes. At 3 October 2009, £22 million (4 October 2008: £37 million) of own shares have been deducted from the Group's retained earnings.

12 Notes to the cash flow statement

(a) Reconciliation of operating profit to cash generated from operations

	28 weeks to 3 October 2009 £m	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Operating profit	**357**	337	673
Adjustments for			
Depreciation expense	**240**	239	453
Amortisation expense	**7**	9	15
Profit on sale of properties	**(15)**	(26)	(57)
Foreign exchange differences	**(8)**	-	(10)
Share-based payment expense	**23**	19	40
Retirement benefit obligations(1)	**(3)**	(24)	(75)
Operating cash flows before changes in working capital	**601**	554	1,039
Changes in working capital			
Increase in inventories	**(68)**	(7)	(8)
(Increase)/decrease in trade and other receivables	**(81)**	(36)	23
(Decrease)/increase in trade and other payables	**(90)**	(10)	148
(Decrease)/increase in provisions and other liabilities	**(3)**	(1)	4
Cash generated from operations	**359**	500	1,206

(1) The adjustment for retirement benefit obligations reflects the difference between the IAS 19 service charge of £26 million (4 October 2008: £28 million, 21 March 2009: £53 million) for the defined benefit schemes and the cash contributions of £29 million made by the Group to the defined benefit schemes (4 October 2008: £52 million, 21 March 2009: £128 million).

(b) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	3 October 2009 £m	4 October 2008 £m	22 March 2008 £m
Cash and cash equivalents	**665**	599	627
Bank overdrafts	**(8)**	(146)	(28)
	657	453	599

emma.oliver

13 Analysis of net debt

	22 March 2009 £m	Cash flow £m	Other movements £m	**3 October 2009 £m**
Non-current assets				
Interest bearing available-for-sale financial assets	7	10	2	**19**
Derivative financial instruments	31	-	6	**37**
	38	10	8	**56**
Current assets				
Cash and cash equivalents	627	38	-	**665**
Derivative financial instruments	59	(8)	(11)	**40**
	686	30	(11)	**705**
Current liabilities				
Bank overdrafts	(28)	20	-	**(8)**
Borrowings	(125)	57	(20)	**(88)**
Obligations under finance leases	(1)	1	-	**-**
Derivative financial instruments	(56)	5	(1)	**(52)**
	(210)	83	(21)	**(148)**
Non-current liabilities				
Borrowings	(2,129)	(211)	24	**(2,316)**
Obligations under finance leases	(48)	-	-	**(48)**
Derivative financial instruments	(8)	-	(6)	**(14)**
	(2,185)	(211)	18	**(2,378)**
Total net debt	(1,671)	(88)	(6)	**(1,765)**

Net debt incorporates the Group's borrowings (including accrued interest), bank overdrafts, interest bearing available-for-sale financial assets, fair value of derivatives and obligations under finance leases, less cash and cash equivalents.

Reconciliation of net cash flow to movement in net debt

	28 weeks to 3 October 2009 £m	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Increase/(decrease) in cash and cash equivalents	**58**	(148)	(2)
Increase in debt	**(146)**	(279)	(157)
Other movements	**(6)**	(15)	(9)
Increase in net debt in the period	**(94)**	(442)	(168)
Opening net debt at the beginning of the period	**(1,671)**	(1,503)	(1,503)
Closing net debt at the end of the period	**(1,765)**	(1,945)	(1,671)

14 Capital expenditure and commitments

In the financial period, there were additions to property, plant and equipment of £461 million (4 October 2008: £591 million) and additions to intangible assets of £6 million (4 October 2008: £14 million).

In the financial period there were disposals of property, plant and equipment with a net book value of £64 million (4 October 2008: £205 million) and disposals of intangible assets of £2 million (4 October 2008: net book value £9 million).

At 3 October 2009, capital commitments contracted, but not provided for by the Group, amounted to £273 million (4 October 2008: £200 million).

15 Related party transactions

The Group's significant related parties are its joint ventures as disclosed in its Annual Report and Financial Statements 2009.

Transactions with joint ventures

For the 28 weeks to 3 October 2009, the Group entered into various transactions with joint ventures as set out below.

	28 weeks to 3 October 2009 £m	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Sale of inventories	**2**	2	3
Management services provided	**7**	9	17
Interest income received in respect of interest bearing loans	**1**	2	3
Sale of assets	**-**	34	34
Management services received	**-**	-	(1)
Rental expenses paid	**(37)**	(36)	(67)

Interim balances arising from transactions with joint ventures

	28 weeks to 3 October 2009 £m	28 weeks to 4 October 2008 £m	52 weeks to 21 March 2009 £m
Receivables			
Other receivables	**5**	5	2
Loans due from joint ventures			
Floating rate subordinated undated loan capital	**25**	25	25
Floating rate subordinated dated loan capital	**30**	30	30
Payables			
Other payables	**(48)**	(48)	(48)

emma.oliver

Principal risks and uncertainties
Risk is an inherent part of doing business. The J Sainsbury plc Board has overall responsibility for the management of the principal risks and internal control of the Company. The Board has identified the following factors as the principal potential risks to the successful operation of the business. These risks, along with the events in the financial markets and their potential impacts on the wider economy, remain those most likely to affect the Group in the second half of the year.

- Business continuity and acts of terrorism
- Business strategy
- Colleague engagement, retention and capability
- Economic and market risks
- Environment and sustainability
- Financial strategy and treasury risk
- Fraud
- Health and safety
- IT systems and infrastructure
- Pension risk
- Product safety
- Regulatory environment

For greater detail of these risks, which are unchanged from the Group's Annual Report and Financial Statements 2009, please refer to page 22 and 23 of the Group's Annual Report and Financial Statements 2009, a copy of which is available on the Group's website www.j-sainsbury.co.uk.

Statement of Directors' responsibilities
The Directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The Directors of J Sainsbury plc are listed in the J Sainsbury plc Annual Report and Financial Statements 2009. On 1 October 2009, David Tyler joined the Board and succeeded Philip Hampton as chairman on 1 November 2009.

By order of the Board

Justin King
Chief Executive
10 November 2009

Darren Shapland
Chief Financial Officer
10 November 2009

Independent review report to J Sainsbury plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report ("Interim Report") for the 28 weeks ended 3 October 2009, which comprises the Group income statement, Group statement of comprehensive income, Group balance sheet, Group cash flow statement, Group statement of changes in equity and related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The Interim Report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Interim Report based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Report for the 28 weeks ended 3 October 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
10 November 2009

Notes:

(a) The maintenance and integrity of the J Sainsbury plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.